Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

HEXO Corp. (the “Company” or “HEXO”)

120 Chemin de la Rive

Gatineau, Québec, J8M 1V2

2.	Date of Material Change

April 11, 2022

3.	News Release

A news release dated April 12, 2022 was disseminated through the facilities of GlobeNewswire and was filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”). A copy of the news release is available under the Company’s profile on SEDAR at www.sedar.com.

4.	Summary of Material Change

On April 12, 2022, Hexo announced that it had entered into definitive agreements regarding a transaction with Tilray Brands, Inc. (“Tilray Brands”) and HT Investments MA LLC (“HTI”) and had also entered into a definitive equity purchase agreement (the “Standby Agreement”) with an affiliate of KAOS Capital Inc. (the “Standby Party”).

The terms of the transaction are set out in a transaction agreement (the “Transaction Agreement”) entered into among HEXO, Tilray Brands and HT Investments MA LLC (“HTI”) providing for the amendment to the terms of the outstanding senior secured convertible note (the “Note”) originally issued by HEXO to HTI and the execution of an amended and restated Note (the “Amended Note”) with HTI that will be immediately thereafter assigned to Tilray Brands pursuant to the terms of an assignment and assumption agreement (together with the Transaction Agreement and the Amended Note, the “Transaction”).

HEXO and Tilray Brands have also committed to work together to evaluate cost saving synergies as well as other production efficiencies and to set out the terms of such arrangements in certain commercial agreements (the “Commercial Agreements”) to be entered into upon the closing of the Transaction.

The Standby Agreement with the Standby Party permits HEXO to demand that the Standby Party subscribe for an aggregate of C$5 million of common shares in the capital of HEXO (the “Common Shares”) per month over a period of 36 months for aggregate proceeds of up to C$180 million over the term of the Standby Agreement (the “Standby Commitment”).

5.	Full Description of Material Change

Transaction Summary

Under the terms of the Transaction Agreement, Tilray Brands has agreed to acquire 100% of the remaining outstanding principal balance, currently US$193 million, of the Amended Note originally issued by HEXO to HTI, subject to certain conditions described below. As consideration for Tilray Brands’ purchase of the Amended Note, Tilray Brands will pay HTI 95% of the principal for the Amended Note that will be outstanding at closing (the “Purchase Price”). Until closing, HTI may continue to redeem the Note pursuant to its terms, however in no event shall the principal of the Amended Note be less than US$160 million prior to the closing of the Transaction.

As consideration for the Amended Note, HEXO will issue to HTI a number of Common Shares equal to (x) 12% of the outstanding principal of the Amended Note as at the closing, divided by (y) US$0.54. In the event this would result in HTI owning more than 9.99% of HEXO’s Common Shares as of the closing (the “Blocker Threshold”), the Company will issue a number of rights exercisable for Common Shares equal to the difference between the number of Common Shares that would have been issued but for the Blocker Threshold and the number of Common Shares actually issued.

The Transaction Agreement provides for, among other things, HEXO’s right to consider, between the date of signature and closing, a proposal that is superior to the Transaction in certain circumstances and a right in favour of Tilray Brands to match any such superior proposal. The Transaction Agreement also provides for the payment by HEXO to Tilray Brands of a termination fee in certain circumstances. In addition, the Transaction Agreement provides that, under certain circumstances, where the Transaction is not completed because of the failure of HEXO to obtain the approval of its shareholders for the Transaction, HEXO would be required to reimburse Tilray Brands’ expenses up to US$3,000,000.

The Transaction Agreement also provides that Tilray Brands will have the right to nominate one director to HEXO’s board of directors as well as one board observer for so long as Tilray Brands holds at least 1% of HEXO’s Common Shares (assuming the conversion of the Amended Note).

Among the various amendments to be made to the Note, the maturity date will be extended by three years to May 1, 2026, providing HEXO with significantly greater financial runway. The Amended Note will bear interest during the term at a rate of 5% per year. During the first year, interest will be payable in cash and during the second to fourth years of the term, the interest can, at HEXO’s discretion, be added to the principal amount of the Amended Note if HEXO meets certain liquidity conditions.

The initial conversion price will be C$0.85 (subject to certain adjustments), which, as of April 12, 2022, implies that Tilray Brands would have the right to convert the Amended Note into approximately 37% of the outstanding Common Shares of HEXO (on a non-diluted basis), not including other equity issuances associated with the Transaction at closing. The Purchase Price will be satisfied in cash, common shares of Tilray Brands, or a combination thereof.

Commercial Agreements

The Transaction Agreement provides that HEXO and Tilray Brands will work together to finalize and enter into Commercial Agreements at closing of the Transaction on mutually agreeable terms covering the following key areas:

•	Tilray Brands will complete certain production and processing as a third-party manufacturer of products currently manufactured by HEXO;

•	HEXO will source cannabis products for international markets, excluding Canada and U.S., exclusively from Tilray Brands; and

•

HEXO and Tilray Brands will share costs on a 50:50 basis on facilities optimization activities, procurement, general and administrative costs, including insurance and certain shared services, and certain production and processing activities for straight-edge pre-rolls, edibles and beverages.

The Commercial Agreements will also provide that HEXO pay Tilray Brands a monthly fee of US$1.5 million for advisory services with respect to cultivation, operation and production matters.

Transaction Conditions

The closing of the Transaction is subject to the satisfaction of a number of conditions, including: (i) receipt of approvals from the Toronto Stock Exchange (the “TSX”) and the Nasdaq Stock Market LLC; (ii) receipt of shareholder approval from the HEXO shareholders; (iii) no material adverse effect having occurred in respect of HEXO; and (iv) receipt of all consents and approvals required by any regulatory authorities, including from the Competition Bureau.

The Standby Agreement Summary

The Common Shares will be issued at a 7% discount to the 20 day volume weighted average price of HEXO’s shares on the TSX at the time the demand is made. It is expected that the Common Shares issued to the Standby Party upon each draw will be freely tradeable under applicable securities law. The Company will use the proceeds from the Standby Commitment to fund interest payments under the Note, to fund one or more pre-payments of such Note, as such Note may be amended from time to time, and for general corporate and working capital purposes.

In consideration for providing the Standby Commitment, the Standby Party will, subject to TSX approval, be issued as a commitment fee 7,557,711 Common Shares (the “Initial Commitment Fee Shares”), which, based on the closing price of the Common Shares of $0.72 on the TSX on the date prior to this announcement, represents approximately a 3% commitment fee. Such Common Shares will be subject to a four month and one day transfer restriction in accordance with applicable Canadian securities laws. The Standby Party will be entitled to additional Common Shares to the extent the issue price of the Initial Commitment Fee Shares exceeds the trading price of the Common Shares at the time the above noted approvals are received.

Shareholder Meeting

The Transaction and Standby Commitment remain subject to TSX, regulatory and shareholder approval and the Company will not be able to draw upon the Standby Commitment until it receives such approvals. The Company expects to call and hold a meeting of shareholders in the fourth fiscal quarter of 2022 (the “Meeting”) in order to seek approval for various elements of the Transaction and the Standby Commitment. Further details regarding the Transaction, the Standby Commitment and the Standby Agreement will be included in the management information circular to be provided to HEXO shareholders in connection with the Meeting. Closing of the Transaction and the Standby Agreement is expected to occur by the end of May 2022, subject to the satisfaction or waiver of closing conditions.

The foregoing is only a summary of the Transaction Agreement, the Amended Note and the Standby Agreement and investors should refer to the full text of the Transaction Agreement, the form of Amended Note and the Standby Agreement that will be filed and will be available in due course under the Company’s profile on SEDAR at www.sedar.com and its EDGAR profile at www.sec.gov.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable about the material change and this report is:

Scott Cooper, Chief Executive Officer

1-866-438-8429

invest@HEXO.com

9.	Date of Report

April 19, 2022.

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